Sonic Lighting, INc.

19385 E. Walnut Drive North

City of Industry, California 91748

August 15, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall
Taylor Beech
Aamira Chaudhry
Angela Lumley

Re:	Sonic Lighting, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 23, 2025
CIK No. 0002068074

Dear Ms. Wall, Ms. Beech, Ms. Chaudhry, and Ms. Lumley,

This letter is being submitted in response to the letter dated July 17, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on June 23, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Amendment No. 2 to Draft Registration Statement on Form S-1 (“DRS/A-2”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A-2. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A-2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure in response to prior comment 4. Please revise your disclosure here to identify all four stockholders who will control the company. In this regard, we note that elsewhere you include Mr. Ka Kit Mak among the controlling stockholders and Founders.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised our disclosure on the cover page to include all four stockholders who will control the company.

Business Customers, page 57

2.	We note your revised disclosure in response to prior comment 7. Please expand your disclosure to clarify what percentage of sales were generated by the top customers. We note here that you state your top five customers accounted for 64% of your revenue, yet on page F-16 you state that your top two customers accounted for 85% of your revenue for 2024. Please revise for consistency.

Response: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that the 85% figure disclosed on page F-16 refers to the concentration of accounts receivable as of December 31, 2024, attributable to the Company’s top two customers, and not their contribution to revenue. For the six months ended June 30, 2025, the Company’s top two customers accounted for approximately 52% of total revenue. We have revised the disclosure to more clearly point out the revenue concentration to avoid confusion and ensure consistency in DRS/A-2.

General

3.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Dao Chung Cheung
Name:	Dao Chung Cheung
Title:	Chief Executive Officer